UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            FORM U-3A-2
                                               File No. 69-278
              FOR FISCAL YEAR ENDED DECEMBER 31, 1997

    Statement by Holding Company Claiming Exemption Under Rule
                            U-3A-2 from
    the Provisions of the Public Utility Holding Company Act of
                               1935

               To Be Filed Annually Prior to March 1

                     DOMINION RESOURCES, INC.
                         (Name of Company)

  hereby files with the Securities and Exchange Commission pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility
  Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest as of December 31, 1997.

                                      State of  Location and
     Name                         Organization  Nature of
  Business

  Dominion Resources, Inc. (DRI)      Virginia  Richmond,
                                                Virginia -
                                                Holding Company
             Subsidiaries of Dominion Resources, Inc.
  Virginia Electric and Power Company Virginia  Virginia and
                                                North Carolina-
                                                Electric utility
  Dominion Capital, Inc. (*)(DCI)     Virginia  Richmond,
                                                Virginia -
                                                Financial
                                                services, land
                                                development
  Dominion Energy, Inc.(*) (DEI)      Virginia  Richmond,
                                                Virginia -
                                                Nonutility power
                                                production and
                                                gas and oil
                                                development
  Dominion Resources Capital Trust I  Delaware  Wilmington,
                                                Delaware -
                                                Business Trust
  Dominion U.K. Holding, Inc. (DOMUK) Virginia  Richmond,
                                                Virginia -
                                                Holding company




            Subsidiaries of Dominion U.K. Holding, Inc.
  DEI U.K., Inc.                      Virginia  Richmond,
                                                Virginia-
                                                Equity holding
  Dominion Energy U.K., Inc.          Virginia  Queensland,
                                                Australia-
                                                Equity holding




                                      State of  Location and
     Name                         Organization  Nature of
  Business
    Subsidiary of DEI U.K., Inc. and Dominion Energy U.K., Inc.
  DR Group Holdings             United Kingdom  United Kingdom -
                                                Financing/Holdin
                                                g company
           Subsidiary of DEI U.K. and DR Group Holdings
  DR Nottingham Investments     United Kingdom  United Kingdom -
                                                Financing/Holdin
                                                g company
                  Subsidiary of DR Group Holdings
  DR Corby Limited              United Kingdom  United Kingdom -
                                                Holding company
                  Subsidiary of DR Corby Limited
  EME Generation (Corby) Ltd    United Kingdom  United Kingdom -
                                                Holding company
             Subsidiary of EME Generation (Corby) Ltd
  Corby Power Ltd               United Kingdom  United Kingdom -
                                                Gas electric
                                                generation
   Subsidiary of Dominion Energy U.K., Inc., DEI U.K., Inc. and
                     DR Nottingham Investments
  DR Investments                United Kingdom  United Kingdom -
                                                Financing
                                                company
                   Subsidiary of DR Investments
  DR Investments (UK) PLC       United Kingdom  United Kingdom -
                                                Holding company
                                                and issuer of
                                                debt securities
               Subsidiary of DR Investments (UK) PLC
  East Midlands Electricity plc United Kingdom  United Kingdom -
                                                Electric power
                                                distribution and
                                                supply
           Subsidiaries of East Midlands Electricity plc
  Coppice Insurance Co. Lt            Guernsey  United Kingdom -
                                                Trustee company
  Charnwood Insurance Co. Ltd         Guernsey  United Kingdom -
                                                Insurance
                                                company
  East Midlands Electricity
   (IT) Lt                      United Kingdom  United Kingdom -
                                                Information
                                                technology
                                                services company
  East Midlands Electricity Share
     Scheme Trustees Ltd        United Kingdom  United Kingdom -
                                                Trustee company
  Lincoln Green Energy Ltd      United Kingdom  United Kingdom -
                                                Energy services
                                                and project
                                                management
                                                company
  Sterling Gas Ltd              United Kingdom  United Kingdom -
                                                Supply company


































































                                      State of  Location and
     Name                         Organization  Nature of
  Business
     Subsidiaries of East Midlands Electricity plc (continued) East Midlands Electricity Generation
     (Non-Fossil) Ltd           United Kingdom  United Kingdom -
                                                Electric
                                                generation
                  Subsidiary of Sterling Gas Ltd
  EME Industrial Shipping Ltd   United Kingdom  United Kingdom -
                                                Gas
                                                transportation
    Subsidiaries of East Midlands Electricity Generation (Non-
                            Fossil) Ltd
  Biogas Generation Ltd         United Kingdom  United Kingdom -
                                                Electric
                                                generation
  Biogeneration Ltd             United Kingdom  United Kingdom -
                                                Electric
                                                generation
  East Midlands Electricity
     Generation (IPG) Ltd       United Kingdom  United Kingdom -
                                                Electric
                                                generation
        Subsidiaries of Virginia Electric and Power Company
  Virginia Power Fuel Corporation     Virginia  Richmond,
                                                Virginia -
                                                Nuclear fuel
                                                procurement
  Virginia Power SPC-I, Inc.          Virginia  Richmond,
                                                Virginia -
                                                Special purpose
                                                corporation
  Virginia Power SPC-II, Inc.         Virginia  Richmond,
                                                Virginia -
                                                Special purpose
                                                corporation
  VPS Communications, Inc.            Virginia  Richmond,
                                                Virginia -
                                                Telecommunicatio
                                                n services
  Virginia Power Services, Inc.       Virginia  Richmond,
                                                Virginia - Shell
                                                company
            Subsidiary of Virginia Power Services, Inc.
  Virginia Power Nuclear Services
     Company                          Virginia  Richmond,
                                                Virginia -
                                                Nuclear
                                                management and
                                                operations
                                                services
              Subsidiaries of Dominion Capital, Inc.
  Catalyst Old River
    Hydroelectric LP                 Louisiana  Vidalia,
                                                Louisiana -
                                                Electric power
                                                production





  Dominion Financing, Inc.            Virginia  Richmond,
                                                Virginia -
                                                Special purpose
                                                medium-term
                                                financing
                                                subsidiary
  Dominion Land Management Company    Virginia  Richmond,
                                                Virginia - Real
                                                estate
                                                management



















































                                      State of  Location and
     Name                         Organization  Nature of
  Business
        Subsidiaries of Dominion Capital, Inc. (continued)
  Dominion Lands, Inc.                Virginia  Richmond,
                                                Virginia - Land
                                                development
  Dominion Mortgage Services, Inc.    Virginia  Richmond,
                                                Virginia -
                                                Mortgage
                                                services
  Dominion Venture Investments, Inc.  Virginia  Richmond,
                                                Virginia -
                                                Middle market
                                                commercial
                                                lending
  Edgen, Inc.                         Delaware  Richmond,
                                                Virginia - Real
                                                estate holding
                                                company
  Louisiana Hydroelectric Capital
     Corporation                      Virginia  Richmond,
                                                Virginia -
                                                Investment
                                                company
  Project America, Inc.               Virginia  Richmond,
                                                Virginia -
                                                Mutual Fund
                                                broker-dealer
  Rincon Securities Inc.              New York  Richmond,
                                                Virginia -
                                                Investment
                                                company
  Rosemont/DCI Properties, Inc.       Virginia  Richmond,
                                                Virginia - Real
                                                estate
                                                investment
  Shoulders Hill/DCI Properties, Inc. Virginia  Richmond,
                                                Virginia - Real
                                                estate
                                                investment
  Stanton Associates, Inc.            Virginia  Norfolk,
                                                Virginia - Real
                                                estate holding
                                                company
  Trilon Dominion Partners, L.L.C.    Delaware  New York, New
                                                York - Venture
                                                capital
                                                investments
  Electronic Lighting, Inc.           Delaware  Menlo Park,
                                                California -
                                                Lighting control
                                                systems
  OptaCor Financial Services Company  Virginia  Linthicum,
                                                Maryland -
                                                Direct mail





                                                unsecured
                                                consumer loans
  Stonehouse L.L.C.                   Virginia  Toano, Virginia
                                                - Real estate
                                                investment
  Virginia Financial Ventures, Inc.   Virginia  Richmond,
                                                Virginia -
                                                Commercial
                                                finance
  Vidalia Audit, Inc.                 Virginia  Richmond,
                                                Virginia - Audit
                                                company for
                                                hydroelectric
                                                project















































                                      State of  Location and
     Name                         Organization  Nature of
  Business
        Subsidiaries of Dominion Capital, Inc. (continued) Williams Court/DCI Properties, Inc. Virginia Richmond,
                                                Virginia - Real
                                                estate
                                                investments
  Dominion Capital Financial, Inc.    Virginia  Richmond,
                                                Virginia -
                                                Financial
                                                services
  Dominion Capital Ventures
      Corporation                     Virginia  Richmond,
                                                Virginia -
                                                Middle market
                                                commercial
                                                lending
  First Source Financial, Inc.        Delaware  Prospect
                                                Heights,
                                                Illinois -
                                                Middle market
                                                commercial
                                                lending
  NH Capital, Inc.                    Delaware  Richmond,
                                                Virginia - Shell
                                                company
        Subsidiary of Dominion Capital Ventures Corporation
  First Dominion Capital, L.L.C.      Delaware  New York, New
                                                York - Middle
                                                market
                                                commercial
                                                lending
                 Subsidiary of Stonehouse, L.L.C.
  Stonehouse Realty Company           Virginia  Toano, Virginia-
                                                Real estate
                                                sales/marketing
         Subsidiaries of Dominion Venture Investments,Inc.
  Cambrian Capital Partners L.P.      Delaware  Houston, Texas -
                                                Oil/Gas
                                                financial
                                                lending
  Cambrian Capital Corporation        Delaware  Houston, Texas -
                                                Oil/Gas
                                                financial
                                                lending
            Subsidiary of Cambrian Capital Corporation
  Triassic Energy Corporation         Delaware  Houston, Texas -
                                                Oil/Gas
                                                financial
                                                lending
     Subsidiary of Cambrian Capital Partners L.P. and Triassic
                        Energy Corporation
  Triassic Energy Partners L.P.       Delaware  Houston, Texas -
                                                Oil/gas
                                                financial
                                                lending





         Subsidiaries of Dominion Mortgage Services, Inc.
  America's MoneyLine, Inc.           Virginia  Richmond,
                                                Virginia -
                                                Direct marketing
  Meritech Mortgage Services, Inc.       Texas  Fort Worth,
                                                Texas - Services
                                                mortgage loans
  Mortgage Finance, Inc.              Virginia  Richmond,
                                                Virginia -
                                                Broker/lender
                                                services
  Saxon Asset Securities Company      Virginia  Richmond,
                                                Virginia -
                                                Securitization
  Saxon Holding, Inc.                 Virginia  Richmond,
                                                Virginia - Shell
                                                company

                                      State of  Location and
     Name                         Organization  Nature of
  Business
                 Subsidiary of Saxon Holding, Inc.
  Saxon Mortgage, Inc.                Virginia  Richmond,
                                                Virginia -
                                                Mortgage
                                                originations
                Subsidiary of Saxon Mortgage, Inc.
  Saxon Asset Allocation Corporation  Virginia  Richmond,
                                                Virginia -
                                                Mortgage loans
         Subsidiaries of Dominion Land Management Company
  Bridgeway Management Company        Virginia  Suffolk,
                                                Virginia - Real
                                                estate
                                                management
  Dominion Land Management
     Company - Williamsburg           Virginia  James City
                                                County, Virginia
                                                - Real estate
                                                management
  Old North State Management Company  Virginia  New London,
                                                North Carolina -
                                                Real estate
                                                management
  Stonehouse Management Company       Virginia  Toano, Virginia
                                                - Real estate
                                                management
  Waterford Management Company        Virginia  Houston, Texas -
                                                Real estate
                                                management
         Subsidiaries of Trilon Dominion Partners, L.L.C. Shepherd Surveillance Solutions, Inc. Nevada Manchester, New
                                                Hampshire -
                                                Digital imaging
                                                software
  Caldera Technologies Corp.            Canada  Covington,





                                                Louisiana -
                                                Water treatment
                                                systems
  Wilshire Technologies, Inc.       California  Carlsbad,
                                                California -
                                                Medical supplies
  EPL Technologies, Inc.              Colorado  West
                                                Conshohocken,
                                                Pennsylvania -
                                                Food processing
                                                technologies
  NutriCept, Inc.                     Delaware  Dallas, Texas -
                                                Nutriceuticals
  Morrison International          Pennsylvania  Sarasota,
                                                Florida -
                                                Manufacture/
                                                market vision
                                                correction
                                                systems
              Subsidiary of Stanton Associates, Inc.
  Goodman Segar Hogan, Inc.           Virginia  Norfolk,
                                                Virginia - Real
                                                estate company
             Subsidiaries of Goodman Segar Hogan, Inc.
  Stanton Associates One              Virginia  Norfolk,
                                                Virginia - Real
                                                estate
                                                investment

































                                      State of  Location and
     Name                         Organization  Nature of
  Business
       Subsidiaries of Goodman Segar Hogan, Inc. (continued)
  Goodman Segar Hogan Hoffler, Inc.   Virginia  Norfolk,
                                                Virginia - Real
                                                estate company
  Denbigh Shopping Center Associates  Virginia  Norfolk,
                                                Virginia - Real
                                                estate
                                                investment
  GSH/Stanton Associates, L.P.        Virginia  Norfolk,
                                                Virginia - Real
                                                estate
                                                investment
  Stanton Associates Two              Virginia  Norfolk,
                                                Virginia - Real
                                                estate
                                                investment
  Hogan Stanton, Inc.                 Virginia  Norfolk,
                                                Virginia - Real
                                                estate
                                                investment
  Hogan Stanton Properties, Inc.      Virginia  Norfolk,
                                                Virginia - Real
                                                estate
                                                investment
  Hogan Stanton Investment, Inc.      Virginia  Norfolk,
                                                Virginia - Real
                                                estate
                                                investment
  Air Cargo Associates                Virginia  Norfolk,
                                                Virginia -
                                                Operating
                                                Partnership-Real
                                                estate
  Baxter Road Associates              Virginia  Norfolk,
                                                Virginia -
                                                Operating
                                                Partnership-Real
                                                estate
  Goodman Segar Hogan of
     Orlando, Inc.                    Virginia  Norfolk,
                                                Virginia -
                                                Operating
                                                partnership -
                                                Real estate
  Historic Towne Square Company       Virginia  Norfolk,
                                                Virginia -
                                                Operating
                                                Partnership-Real
                                                estate
  American Storage Properties, Inc.   Virginia  Norfolk,
                                                Virginia - Real
                                                estate
                                                investment





  Goodman Segar Hogan of              Virginia  Norfolk,
  Virginia
     World Trade Center, Inc.                   - Real estate
                                                investment
  Goodman Segar Hogan of World
     Trade Center Associates, L.P.    Virginia  Norfolk,
                                                Virginia -
                                                Operating
                                                Partnership-
                                                Real estate
  Goodman Segar Hogan of              Virginia  Norfolk,
                                                Virginia
     Southern Shopping Center                   - Real estate
                                                investment















































                                      State of  Location and
     Name                         Organization  Nature of
  Business
       Subsidiaries of Goodman Segar Hogan of Orlando, Inc.
  Curry Ford                           Florida  Orlando, Florida
                                                - Real estate
                                                investment
  University Square                    Florida  Orlando, Florida
                                                - Real estate
                                                investment
               Subsidiary of Stanton Associates One
  Brown Farm Associates               Virginia  Norfolk,
                                                Virginia -
                                                Operating
                                                partnership-Real
                                                estate
         Subsidiary of Denbigh Shopping Center Associates
  Turnbarr Associates                 Virginia  Norfolk,
                                                Virginia -
                                                Operating
                                                partnership-Real
                                                estate
               Subsidiary of Stanton Associates Two
  Salem Lakes Commercial Associates   Virginia  Norfolk,
                                                Virginia -
                                                Operating
                                                partnership -
                                                Real estate
                 Subsidiary of Hogan Stanton, Inc.
  HS Advisors, Ltd.                   Virginia  Norfolk,
                                                Virginia - Real
                                                estate
                                                investment
           Subsidiary of Hogan Stanton Investments, Inc.
  HS Advisors III, Ltd.               Virginia  Norfolk,
                                                Virginia - Real
                                                estate
                                                investment
          Subsidiary of American Storage Properties, Inc.
  GSH/American Storage                Virginia  Norfolk,
  Virginia
     Properties Associates, L.P.                - Real estate
                                                investment
     Subsidiary of Goodman Segar Hogan, Inc. and Goodman Segar
                        Hogan Hoffler, Inc.
  Goodman Segar Hogan Hoffler L.P.    Virginia  Norfolk,
                                                Virginia - Real
                                                estate
                                                brokerage, and
                                                management
          Subsidiary of Goodman Segar Hogan Hoffler, Inc.
  GSHH Construction, Inc.             Virginia  Norfolk,
                                                Virginia - Real
                                                estate
                                                construction
                                                general partner





             Subsidiary of GSHH Construction, Inc. and
                 Goodman Segar Hogan Hoffler L.P.
  Goodman Segar Hogan Hoffler         Virginia  Norfolk,
  Virginia
     Construction, L.P.                         - Real estate
                                                construction
                     Subsidiary of Edgen, Inc.
  H-W Properties, Inc.                Delaware  Houston, Texas -
                                                Real estate
                                                investment



















































                                      State of  Location and
     Name                         Organization  Nature of
  Business
                Subsidiary of H-W Properties, Inc.
  Waterford Harbor Realty, Inc.          Texas  Houston, Texas -
                                                Real estate
                                                management
      Subsidiary of Virginia Financial Ventures, Inc. and NH
                          Capital, Inc.
  First Source Financial, LLP         Illinois  Prospects
                                                Heights,
                                                Illinois -
                                                Middle market
                                                commerical
                                                lending
               Subsidiaries of Dominion Lands, Inc.
  Widewater Associates                Virginia  Stafford County,
                                                Virginia - Land
                                                Development
  Dominion Lands-Williamsburg, Inc.   Virginia  James City
                                                County, Virginia
                                                - Land
                                                Development
  Chesterfield Land, Inc.             Virginia  Chesterfield
                                                County, Virginia
                                                - Land
                                                development
  Old North, Inc.                     Virginia  New London,
                                                North Carolina -
                                                Real estate
                                                development
  Subsidiary of Dominion Lands, Inc. and Chesterfield Land, Inc.
  Chesterfield Land Associates        Virginia  Chesterfield
                                                County, Virginia
                                                - Land
                                                development
              Subsidiairies of Lake Badin Associates
  Uwharrie Point Community
     Association, Inc.          North Carolina  New London,
                                                North Carolina -
                                                Homeowners
                                                Association
  Old North Builders, LLC             Virginia  New London,
                                                North Carolina -
                                                Construction
                                                Management
          Subsidiary of Dominion Lands, Inc. and Dominion
                     Lands-Williamsburg, Inc.
  Governor's Land Associates          Virginia  Williamsburg,
                                                Virginia - Land
                                                Development
            Subsidiaries of Governor's Land Associates
  Dominion Construction Management
     Company, LLC                     Virginia  Williamsburg,
                                                Virginia -
                                                Construction





                                                Company
  The Governor's Land Foundation      Virginia  Williamsburg,
                                                Virginia -
                                                Homeowners
                                                Association
























































                                      State of  Location and
     Name                         Organization  Nature of
  Business
      Subsidiaries of Governor's Land Associates (continued)
  Two Rivers Club at The
     Governor's Land Foundation       Delaware  Williamsburg,
                                                Virginia -
                                                Country Club
      Subsidiary of Dominion Lands, Inc. and Old North, Inc.
  Lake Badin Associates               Virginia  Montgomery
                                                County, North
                                                Carolina - Land
                                                Development
               Subsidiaries of Dominion Energy, Inc.
  Dominion Cogen, Inc.                Virginia  Headquarters in
                                                Richmond,
                                                Virginia -
                                                Cogeneration
  Dominion Cogen CA, Inc.             Virginia  Headquarters in
                                                Richmond,
                                                Virginia -
                                                Cogeneration in
                                                state of
                                                California
  Dominion Cogen NY, Inc.             Virginia  Headquarters in
                                                Richmond,
                                                Virginia -
                                                Cogeneration and
                                                small power
                                                production in
                                                state of New
                                                York
  Dominion Cogen WV, Inc.             Virginia  Headquarters in
                                                Richmond,
                                                Virginia -
                                                Cogeneration in
                                                state of West
                                                Virginia
  Dominion Energy Construction
     Company                          Virginia  Richmond,
                                                Virginia -
                                                General
                                                contractor for
                                                Kincaid
  Dominion Energy Services            Virginia  Richmond,
  Virginia
     Company, Inc. (operates in                 - Operation and
     West Virginia as DE Services               maintenance
     Company, Inc.)                             services for
                                                nonutility power
                                                projects
  Dominion Demand Side Services, Inc. Virginia  Richmond,
                                                Virginia -
                                                Energy
                                                Conservation
  Dominion Generating S.A.           Argentina  Buenos Aires,





                                                Argentina -
                                                Electric power
                                                production in
                                                Argentina
  Dominion Black Warrior Basin, Inc.   Alabama  Tuscaloosa,
                                                Alabama -
                                                Methane gas
                                                production
  DEI Texas, Inc.                     Virginia  Richmond,
                                                Virginia - Shell
                                                company


















































                                      State of  Location and
     Name                         Organization  Nature of
  Business
         Subsidiaries of Dominion Energy, Inc. (continued)
  Dominion Management
     Argentina S.A.                  Argentina  Buenos Aires,
                                                Argentina -
                                                Operation and
                                                maintenance
                                                services for
                                                electric power
                                                production
  Dominion Reserves, Inc.             Virginia  Richmond,
                                                Virginia - Gas
                                                and oil
                                                development
  Dominion Reserves-Utah, Inc.            Utah  Headquarters in
                                                Richmond,
                                                Virginia -
                                                Methane gas
                                                production in
                                                Utah
  Dominion Energy Central
     America, Inc.                Belize, C.A.  Belize City,
                                                Belize - Equity
                                                holding
  Dominion U.K. Limited         United Kingdom  United Kingdom -
                                                Equity holding
  Caithness BLM Group L.P.          New Jersey  Ridgecrest,
                                                California -
                                                Geothermal
                                                electric
                                                generation
  Caithness Navy II Group L.P.      New Jersey  Inyo County,
                                                California -
                                                Geothermal
                                                electric
                                                generation
  Rumford Cogeneration Company, Ltd.     Maine  Rumford,
                                                Maine-Cogenerati
                                                on
  Luz Solar Partners Ltd., VII L.P. California  Los Angeles,
                                                California -
                                                Solar electric
                                                generation
  Carthage Energy Services, Inc.      Michigan  Traverse City,
                                                Michigan - Gas
                                                marketing
  Dominion Energy Peru Holdings, Inc. Virginia  Peru - Equity
                                                holding
  Dominion Kincaid, Inc.              Virginia  Richmond,
                                                Virginia -
                                                Equity holding
  Dominion Storage, Inc.              Virginia  Richmond,
                                                Virginia -
                                                Equity holding





                                                company
  Niton US, Inc.                      Virginia  Richmond,
                                                Virginia -
                                                Equity holding
                                                company
  Inversiones Dominion Peru S.A.          Peru  Peru - Equity
                                                holding company






















































                                      State of  Location and
     Name                         Organization  Nature of
  Business
           Subsidiary of Inversiones Dominion Peru S.A.
  Egenor S.A.                             Peru  Peru - Electric
                                                power production
      Subsidiary of Dominion Storage, Inc. and Niton US, Inc.
  Niton Hub Services Company            Canada  Alberta, Canada
                                                - Gas storage
                                                facilities
        Subsidiary of Dominion Energy Central America, Inc.
  Belize Electric Company, Ltd          Belize  Belize - Hydro
                                                electric
                                                generation
    Subsidiary of Dominion Energy, Inc. and Dominion Reserves,
  Inc.
  Dominion Energy Pty Ltd            Australia  Queensland,
                                                Australia -
                                                Equity holding
  Subsidiary of Dominion Energy, Inc. and Dominion Kincaid, Inc.
  Kincaid Generation, L.L.C.          Virginia  Kincaid,
                                                Illinois - Power
                                                generation in
                                                the state of
                                                Illinois
              Subsidiaries of Dominion Energy Pty Ltd
  Beaconsfield Energy Development
     Pty Ltd                         Australia  Queensland,
                                                Australia - Oil
                                                and gas
                                                development
  Dry Creek Transmission Pty Ltd     Australia  Queensland,
                                                Australia -
                                                Equity holding
                Subsidiary of Dominion Cogen, Inc.
  Texas Cogeneration Company          Delaware  Houston, Texas -
                                                Cogeneration
            Subsidiaries of Texas Cogeneration Company
  Enron Cogeneration One Company      Delaware  Houston, Texas -
                                                Cogeneration
  Enron Cogeneration Three Company    Delaware  Houston, Texas
                                                - Cogeneration
  Enron Cogeneration Five Company     Delaware  Houston, Texas -
                                                Cogeneration
           Subsidiary of Enron Cogeneration One Company
  Cogenron Inc.                       Delaware  Texas City,
                                                Texas -
                                                Cogeneration
                                                plant
                   Subsidiary of Cogenron, Inc.
  Texas Cogeneration Five Company     Delaware  Texas City,
                                                Texas -
                                                Cogeneration
                                                plant







                                      State of  Location and
     Name                         Organization  Nature of
  Business
      Subsidiary of Enron Cogeneration One Company and Texas
                     Cogeneration Five Company
  Texas City Cogeneration, L.P.          Texas  Texas City,
                                                Texas -
                                                Cogeneration
                                                plant
        Subsidiary of Texas Cogeneration Company and Enron
                    Cogeneration Three Company
  Clear Lake Cogeneration L.P.           Texas  Bayport, Texas -
                                                Cogeneration
                                                Plant
           Subsidiary of Enron Cogeneration Five Company
  Cogen Technologies NJ Venture     New Jersey  Bayonne, NJ -
                                                Cogeneration
                                                plant
   Subsidiaries of Dominion Energy, Inc. and Dominion Cogen CA,
                               Inc.
  Chalk Cliff Limited                    Texas  Headquarters in
                                                Houston, Texas -
                                                Cogeneration in
                                                state of
                                                California
  San Joaquin Cogen Limited              Texas  Headquarters in
                                                Houston, Texas -
                                                Cogeneration in
                                                state of
                                                California
   Subsidiaries of Dominion Energy, Inc. and Dominion Cogen NY,
                               Inc.
  Warrensburg L. P.                   New York  Glens Falls, New
                                                York - Small
                                                Power Producer
  Middle Falls Limited Partnership    New York  Glens Falls, New
                                                York - Small
                                                Power Producer
  Sissonville Limited Partnership     New York  Glens Falls, New
                                                York - Small
                                                Power Producer
  NYSD Limited Partnership            New York  Glens Falls, New
                                                York - Small
                                                Power Producer
               Subsidiary of Dominion Cogen WV, Inc.
  Morgantown Energy Associates   West Virginia  Morgantown, WV -
                                                Cogeneration
              Subsidiaries of Dominion Reserves, Inc.
  Chesterfield Energy Corporation     Delaware  Jane Lew, West
                                                Virginia - Oil
                                                and gas
                                                development
  Dominion Appalachian
     Development, Inc.                Virginia  Jane Lew, West
                                                Virginia - Oil
                                                and gas





                                                development
  Dominion Appalachian Development
     Properties, LLC                  Virginia  Jane Lew, West
                                                Virginia - Oil
                                                and gas
                                                development























































                                      State of  Location and
     Name                         Organization  Nature of
  Business
        Subsidiaries of Dominion Reserves, Inc. (continued)
  Dominion Gas Processing MI, Inc.    Virginia  Headquarters in
                                                Richmond,
                                                Virginia -
                                                Natural gas
                                                processing in
                                                Michigan
  Dominion Reserves - Indiana, Inc.   Virginia  Indiana - Oil
                                                and gas
                                                development
  Dominion Southern Michigan, Inc.    Delaware  Headquarters in
                                                Richmond,
                                                Virginia - Oil
                                                and gas
                                                development in
                                                Michigan
  Gas Exploration and Development
     Company                     West Virginia  Clarksburg, West
                                                Virginia - Oil
                                                and gas
                                                development
   Stonewall Gas Company              Virginia  Clarksburg, West
                                                Virginia - Oil
                                                and gas
                                                development
  Cypress Energy, Inc.                Virginia  Richmond,
                                                Virginia -
                                                Oil/gas
                                                development in
                                                Louisiana
  Dominion Reserves Gulf Coast, Inc.  Virginia  Richmond,
                                                Virginia -
                                                Offshore
                                                investments in
                                                oil and gas
                                                exploration/dril
                                                ling
  Great Lakes Compression, Inc.       Michigan  Grand Rapids,
  (DBA Wolverine Services Co.)                  Michigan - Oil
                                                and gas
                                                development
  Great Lakes Energy
     Development, Inc.                Michigan  Grand Rapids,
                                                Michigan - Oil
                                                and gas
                                                development
  Wolverine Environmental
     Protection, Inc.                 Michigan  Grand Rapids,
                                                Michigan - Oil
                                                and gas
                                                development
  Dominion Midwest Energy, Inc.       Michigan  Grand Rapids,
                                                Michigan - Oil





                                                and gas
                                                development
          Subsidiary of Dominion Reserves - Indiana, Inc.
  GTG Pipeline Corporation            Virginia  Corydon, Indiana
                                                - Gas pipeline
        Subsidiary of Great Lakes Energy Development, Inc.
  Wolverine Reserves, LLC             Michigan  Grand Rapids,
                                                Michigan - Oil
                                                and gas
                                                development



















































                                      State of  Location and
     Name                         Organization  Nature of
  Business
          Subsidiary of Dominion Gas Processing MI, Inc.
  Frederic HOF L.P.                   Virginia  Gaylord,
                                                Michigan -
                                                Natural gas
                                                processing
  Wilderness Energy, L.C.             Michigan  Gaylord,
                                                Michigan - Oil
                                                and gas
                                                gathering and
                                                processing
      Subsidiary of Wilderness Energy, L.C. and Dominion Gas
                        Processing MI, Inc.
  Wilderness Energy Services L.P.     Michigan  Gaylord,
                                                Michigan - Oil
                                                and gas
                                                gathering and
                                                processing
             Subsidiaries of Dominion Generating S.A.
  A. V. Holding S.A.                 Argentina  Buenos Aires,
                                                Argentina -
                                                Equity holdings
                                                in Argentina
  Patagonia Holding, S.A.            Argentina  Buenos Aires,
                                                Argentina -
                                                Equity holdings
                                                in Argentina
                 Subsidiary of A. V. Holding S.A.
  Central Termica Alto Valle, S.A.   Argentina  Buenos Aires,
                                                Argentina -
                                                Electric power
                                                production
               Subsidiary of Patagonia Holding, S.A.
  Hidroelectrica Cerros
    Colorados S.A.                   Argentina  Buenos Aires,
                                                Argentina -
                                                Electric power
                                                production
   Subsidiary of Dominion Energy, Inc., Dominion Reserves, Inc.,
                     and Dominion Cogen, Inc.
  Inversiones Dominion Bolivia S.A.    Bolivia  Bolivia - Equity
                                                holding
          Subsidiary of Inversiones Dominion Bolivia S.A.
  Empresa Electrica Corani S.A.        Bolivia  Cochabamba,
                                                Bolivia -
                                                Electric power
                                                production

  ____________________________

     (*) For the fiscal year ended December 31, 1997, the revenues and income and net income of Dominion Capital, Inc. (Dominion Capital), Dominion Energy, Inc. (Dominion Energy) and their subsidiaries, as percentages of Dominion Resources' consolidated revenues and income and net income, are as





  follows:




























































                               Revenues and
                               income as % of       Net income
  as %
                               consolidated         of
  consolidated
      Dominion Capital            3.9                   11.3
      Dominion Energy             4.3                   11.3

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State, as of December 31, 1997 is as follows:

                                   Dominion Resources owns all
  of the issued and outstanding common stock of Virginia Electric and Power Company, a Virginia public service corporation. Virginia Power is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in a 30,000 square mile service area in Virginia and northeastern North Carolina and has generation, transmission and distribution facilities in each of those states. Virginia Power also owns a fuel pier that extends into navigable waters of Maryland and owns generation and transmission facilities located in West Virginia. In its service area it sells electricity to retail customers, including governmental agencies, and to wholesale customers such as rural electric cooperatives and municipalities. Virginia Power's service area comprises about 65% of Virginia's total land area, but accounts for over 80% of its population. Dominion Capital owns, in accordance with a no-action letter from the SEC Office of Public Utility Regulation dated December 22, 1987, a limited partnership interest in Catalyst Old River Hydroelectric Limited Partnership, which is the lessee of a hydro facility in Louisiana. Dominion Energy has interests in various cogeneration and small power production facilities in various states of the United States, but all of such facilities are Qualifying Facilities under the Public Utility Regulatory Policies Act. Dominion Energy has also purchased interests in a gas-fired, diesel oil fueled and hydroelectric generating facilities in Argentina, Belize, Bolivia and Peru and operates these facilities, all through Exempt Wholesale Generators. Dominion Reserves, Inc., a subsidiary of Dominion Energy is a participant in oil and natural gas development programs in Arkansas, the Gulf of Mexico, Kansas, Louisiana, Michigan, Nevada, Ohio, Oklahoma, Pennsylvania, South Dakota, Texas, Utah, West Virginia and Wyoming. East Midlands Electricity





  plc (East Midlands) was purchased by Dominion Resources in the first quarter of 1997. East Midlands' primary business is its regulated electric power distribution and supply business in an area covering 6,200 square miles. East Midlands is located in the East Midlands region of the United Kingdom serving 2.3 million customers.























































       A more detailed description of the properties of, and a discussion of the business of the Dominion Resources and its subsidiaries (excluding East Midlands) , is found in the Annual Report on Form 10-K (File No. 1-8489) for the fiscal year ended December 31, 1996 which is on file with the SEC and incorporated herein by this reference. A more detailed description of East Midlands is found in Form 10-Q for the quarter ended June 30, 1997 (File No. 1-8489) which is on file with the SEC and incorporated herein by this reference.

     3. The following information as of December 31, 1997 with respect to claimant and each of its subsidiary public utility companies is provided below:
       (a) Number of kwh of electric energy sold (at retail or wholesale), and MCF of natural or manufactured gas distributed at retail.
       (b) Number of kwh of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.
       (c) Number of kwh of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.
       (d) Number of kwh of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

  Virginia Power

    Electric
     (a)  Number of kwh of electric energy sold    85,962,124,000
     (b)  Number of kwh of electric energy distributed
          at retail outside the State of Virginia   3,092,342,000
     (c)  Number of kwh of electric energy sold at
          wholesale outside the State of Virginia
          or at the State line                     20,623,714,000
     (d)  Number of kwh of electric energy purchased
          outside the State of Virginia or at the State
          line                                     23,922,541,000

  Gas
     (a)  Number of Mcf of natural or manufactured gas
          distributed at retail                               -0-
     (b) Number of Mcf of natural or manufactured gas distributed at retail outside the State of Virginia -0-
     (c)  Number of Mcf or natural or manufactured gas
          sold at wholesale outside the State of Virginia
          or at the State line                         80,018,845
     (d)  Number of Mcf of natural or manufactured gas
          purchased outside the State of Virginia or at
          the State line                               99,621,919

     4. The following information as of December 31, 1997 with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:



































































          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

  1. Name:   Mollejon Hydroelectric Project

     Location:     The facility is located on the Macal River in
                   Cayo District, Belize, Central America.

     Business Address:
     Belize Electric Company Limited
                                                      Arenal Road
                    Benque Viejo del Carmen, Belize, C.A.

     Description:   This 25.2 Mw hydroelectric facility is
                    located in western Belize, C.A. on the Macal
                    River. The project consists of a diversion dam, a 2.5 mile power tunnel, and a powerhouse which contains three 8,400 Kw turbine generators. The diversion dam impounds sufficient water to allow daily regulation.

  2. Name:  Hidroelectrica Cerros Colorados Power Plant

     Location:      The facility is located 50 miles west of the
                    city of Neuquen on the Neuquen River in
                    Neuquen Province, Argentina.

     Business Address:       Hidroelectrica Cerros Colorados S.A.
                        Leandro N. Alem 690
                        Piso 12
                        Buenos Aires, Argentina

     Description:   This hydroelectric generating facility has a
                    nominal power production capacity of 450 Mw.
                    It consists of two 225 Mw turbogenerators with associated equipment and five dams.
                    The generating plant dam is earthen-filled, and the other four dams consist of one earthen-filled diversion structure, two earthen-filled flow regulating structures and one concrete flow regulating structure.

  3. Name:  Central Termica Alto Valle Power Plant

     Location:      The facility is located in the city of
                    Neuquen, Argentina.

     Business Address: Central Termica Alto Valle S.A.
                     Leandro N. Alem 690
                                                          Piso 12
                     Buenos Aires, Agentina.



































































     Description:  The Alto Valle Station has a nominal power
                   production capacity of 98 Mw. The Station consists of five turbines: two 15 Mw steam turbines, one 18 Mw gas turbine and two 25 Mw gas turbines. The Station is interconnected with Compania Administradora del Mercado Mayorista Electrico Sociedad Anonima, which is the Argentine spot market for electric energy, by four transmission lines.

  4. Name: Empresa Electrica Corani S.A.

     Location:     The facility is located 50 miles northeast of
                   the city of Cochabamba, Bolivia.

     Business Address: Empresa Electrica Corani S.A.
                     Av. Oquendo N-0654
                     Las Torres Sofer I, Piso 9
                     Cochabamba, Bolivia

     Description:  These hydroelectric generating facilities
                   have a nominal power production capacity of 126 Mw. The facilities consist of a 72 Mw hydroelectric generating station consisting of four 18 Mw turbogenerators and related structures and a 54 Mw hydroelectric generating station consisting of four 13.5 Mw turbogenerators and related structures. The facilities also include a mixed earthen and rock-filled dam creating the Corani Reservoir from the waters of the Corani, Malaga and Candilaria Rivers. The facilities are interconnected with the Systema Interconectado National, the Bolivian wholesale transmission grid.

  5. Name:  Egenor S.A.

     Location:     The eight generating facilities are located
                   in the northern portion of Peru.

     Business address: Egenor S.A.
                     Oficina 401
                     Av. Pardo y Aliaga 699
                     San Isidro
                     Lima, Peru

     Description:  These 405 Mw generating facilities consist of two 225 Mw run-of-river hydroelectric
                   stations with reinforced concrete dams, and six other facilities with an aggregate nominal power production of 180 Mw consisting of diesel generators and combustion turbines. All facilities are interconnected with the Systemn Interconoctado Centra Norte, the Peruvian wholesale transmission grid.


































































  6. Name:  East Midlands Electricity plc

     Location:     East Midlands is located in the east central
                   region of the United Kingdom, about 60 miles from London.

     Description:  East Midlands is primarily a regulated
                   electric power distribution and supply
                   company consisting of 2.3 million customers which are predominately residential, small commercial and industrial consumers in a 6,200 square mile area.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company, and description of the interest held.

       Name                         Description of Interest Held

       Dominion Resources, Inc. 100% Ownership of Dominion
                                Energy, Inc.

       Dominion Energy, Inc.    99.916% ownership interest in
                                Dominion Generating S.A.

                                100% ownership interest in
                                Dominion Energy Central America,
                                Inc.

                                99.916% ownership interest in
                                Dominion Management Argentina
                                S.A., EWG# EG93-60-000 and EWG#
                                EG93-53-000.

                                    100% ownership interest in
                                    Inversiones Dominion Bolivia
                                    S.A.

                                51% ownership interest in
                                Inversiones Dominion Peru S.A.

       Dominion Generating S.A. 100% ownership interest in
                                Patagonia Holding S.A.

                                60% ownership interest in A.V.
                                Holding S.A.

       Dominion Energy Central  95% ownership interest in
        America, Inc.               Belize Electric Company
                                    Limited,EWG# EG93-45-000.

       Dominion U.K. Holding, Inc.  100% ownership interest in
                                    East Midlands Electricity
                                    plc

       Patagonia Holding S.A.   59% ownership interest in





                                Hidroelectrica Cerros Colorados
                                S.A., EWG# EG93-58-000.

       A.V. Holding S.A.        90% ownership interest in
                                Central Termica Alto Valle S.A.,
                                EWG# EG93-93-000.























































       Name                         Description of Interest Held

      Inversiones Dominion      50% ownership interest in
  Empresa
          Bolivia S.A.          Electrica Corani S.A. EWG#
                                EG95-59-000

      Inversiones Dominion Peru S.A.                60%
                                                    ownership
                                                    interest in
                                                    Egenor S.A.
                                                    EWG# EG96-
                                                    79-000

      (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                     DOMINION RESOURCES, INC.
                 ANALYSIS OF FOREIGN INVESTMENTS
                      AS OF DECEMBER 31, 1997
                                US$
                                                     DOMINION
  RESOURCES
                                                    INVESTMENT
      TYPE INVESTMENT  AMOUNT  DIRECT/INDIRECT
                                   (Thousands)
  Dominion Energy, Inc.
     Belize  Projects:
      Stock                         $ 15,760         Indirect
      Debt                            23,372         Indirect
                                    $ 39,132
     Argentine Projects:
      Stock                         $103,091         Indirect
      Debt                            27,787         Indirect
      Letter-of-Credit(*)             10,000         Indirect
                                    $140,878
     Bolivian Projects:
      Stock                         $ 59,173         Indirect

     Peru Projects:
      Stock                         $116,402         Indirect

  Dominion U.K. Holding, Inc.
     East Midlands
      Paid in Capital            $   254,257         Indirect
      Debt                           857,097         Indirect
                                  $1,111,354

  ____________
     (*) The Letter-of-Credit is a Dominion Energy guarantee of





  debt for the Central Termica Alto Valle Project.




























































     (d) Capitalization and earnings of the EWG or foreign utility company as of December 31, 1997.

                                    (Thousands)
      Capitalization:
      Central Termica Alto Valle S.A.:
      Stock                           $11,013
      Letter-of-Credit                 10,000
      Debt                             27,787
                                       ______
                                      $48,800
                                       ======
      Hidroelectrica Cerros Colorados S.A.:
      Stock                           $72,703
                                       ======
      Belize Electric Company Limited:
      Stock                           $12,730
      Debt Due Dominion Energy         23,372
                                      _______
                                      $36,102
                                       ======
      Empresa Electrica Corani S.A.:
      Stock                           $45,913
                                       ======
      Egenor S.A.:
      Stock                           $84,790
                                       ======
      East Midlands
      Paid in Capital                $254,257
                                       ======
      Earnings:
      Central Termica Alto Valle S.A.           $(1,435)
      Hidroelectrica Cerros Colorados S.A.        2,483
      Dominion Management Argentina S.A.           (343)
      Belize Electric Company Limited             1,439
      Empresa Electrica Corani S.A.               7,806
      Egenor S.A.                                25,540
      East Midlands                            (109,748)

      (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).


















      1. Dominion Energy has a support services contract with Dominion Management Argentina S.A. (Manager) dated December 1, 1993 to provide personnel, supervision, technical expertise and other services as Manager may request from time to time for the purpose of assisting Manager to fulfill its obligation to Central Termica Alto Valle S.A. and Hidroelectrica Cerros Colorados S.A. Dominion Energy is reimbursed for costs associated with services it provides.

      2. Dominion Management Argentina S.A. (DMASA) has a contract with Central Termica Alto Valle S.A. (CTAV) dated August 26, 1992 to provide the management of operations and maintenance for the Central Termica Alto Valle Plant. In addition, DMASA is reimbursed for the cost it incurs associated with fulfilling its obligations under this contract. DMASA receives a management fee of 2% of the gross revenue of the energy sales from the facility. Operations and maintenance costs are paid by CTAV.

      3. DMASA has a contract with Hidroelectrica Cerros Colorados S.A. (HCC) dated September 1, 1993 to provide management of operations and maintenance for the Hidroelectrica Cerros Colorados Plant. DMASA receives a management fee of 1.5% of the gross revenue from the sale of energy from the facility. Operations and maintenance costs are paid by HCC.

      4. Dominion Energy Services Company, Inc. (DESCO), a wholly-owned subsidiary of Dominion Energy has a contract, dated January 1, 1994, to provide the management, operation and maintenance services to Belize Electric Company Limited. DESCO will be reimbursed for the costs it incurs related to this obligation and be paid a fee equal to 2% of gross revenue from the sale of energy from the facility.

      5. Inversiones Dominion Bolivia S.A. (IDB), a wholly owned subsidiary of Dominion Energy and Empresa Electrica Corani S.A. have entered into an agreement (the Corani Agreement), effective August 1, 1995, as amended, pursuant to which IDB provides management services to Empresa Electrica Corani S.A. for a quarterly fee of $10,286. Dominion Energy and IDB have entered into an agreement, effective September 1, 1996, pursuant to which Dominion Energy provides support to IDB for the performance of IDB's obligations under the Corani Agreement for a quarterly fee of $10,286.
















                             EXHIBIT A

       A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year (1997), together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year, are submitted as Exhibit A hereto.

       The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 27th day of February 1998.

                                         DOMINION RESOURCES,
  INC.


                                      BY:      JAMES L.
  TRUEHEART
                                              James L. Trueheart
                                         Vice President and
  Controller

  Corporate Seal
  Attest:



  BY:     PATRICIA A. WILKERSON
         Patricia A. Wilkerson
         Corporate Secretary



  Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

  James L. Trueheart, Vice President and Controller
  ______________________________________________________________
  __
       (Name)                          (Title)


       901 E. Byrd Street
       P. O. Box 26532
       Richmond, Virginia 23261-6532










































































DOMINION RESOURCES, INC.                                                                              Exhibit A
CONSOLIDATING STATEMENT OF INCOME - Form U-3A-2                                                       Page 1 of 13
YEAR-TO-DATE ENDED DECEMBER 1997
(thousands)

                                                                                           VIRGINIA      INTERCO.
                                                 DRI        DCI         DEI      DOMUK       POWER       ELIMIN.      CONSOL.
OPERATING REVENUES AND INCOME
  Virginia Power                                                                           $5,070,035                $5,070,035
  East Midlands                                                                $1,970,130                                 1,970,130
  Nonutility                                               $295,682   $332,796                                          628,478
Total operating revenues and income                         295,682    332,796 1,970,130        5,079,035             7,677,643

OPERATING EXPENSES
  Fuel, net                                                                                 1,620,697                 1,620,697
  Purchase power capacity, net                                                                717,510                   717,510
  Accelerated cost recovery                                                                    38,438                    38,438
  Supply and distribution - East Midlands                                      1,466,088                              1,466,088
  Restructuring                                                                                18,357                    18,357
  Other operation and maintenance               $15,582     118,231    165,056   126,128      812,713                 1,237,710
  Depreciation, depletion & amortization          1,189      17,492     85,048   131,275      584,306                   819,310
  Other taxes                                       670       2,909     11,271                267,698                   282,548
Total operating expenses                         17,441     138,632    261,375 1,723,491    4,059,719                 6,200,658

Operating income                                (17,441)    157,050     71,421   246,639    1,019,316                 1,476,985

OTHER INCOME AND EXPENSES
  Virginia Power                                      0                                        14,189                    14,189
  East Midlands                                                                   10,853                                 10,853
  Windfall profits tax                                0                         (156,641)                              (156,641)
  Nonutility                                     20,221                  4,471                         $           (      8,705
Total other income                               20,221           0      4,471  (145,788)      14,189       (15,987)   (122,894)

Income before fixed charges and
  income taxes                                    2,780     157,050     75,892   100,851    1,033,505       (15,987)  1,354,091

FIXED CHARGES
  Interest charges, net                          23,124      91,746     34,903   189,446      304,231       (15,987)    627,463
  Preferred dividends of Va. Power                    0                                        35,753                    35,753
  Distributions-preferred securities of sub. t    1,213                                        10,868                    12,081
Total fixed charges                              24,337      91,746     34,903   189,446      350,852       (15,987)    675,297

Income before provision for income taxes
   and minority interests                       (21,557)     65,304     40,989   (88,595)     682,653                   678,794
Provision for income taxes                       (7,093)     20,242    (50,587)   21,153      249,293                   233,008
Minority interests                                    0                 46,575         0                                 46,575
Net income                                     ($14,464)    $45,062    $45,001 ($109,748)    $433,360                  $399,211
Earnings per share                               ($0.07)      $0.24      $0.24    ($0.60)       $2.34                     $2.15

DOMINION RESOURCES, INC., CONSOLIDATING BALANCE SHEET, DECEMBER 31, 1997 (thousands)                  Exhibit A
                                                                                                      Page 2 of 13

                                                                                         VIRGINIA     INTERCO.
ASSETS                                        DRI       DCI         DEI        DOMUK     POWER        ELIMIN.       CONSOL.
Current
  Cash and cash equivalents                     $22,263     $40,088    $74,786  $148,497      $36,012                  $321,646
  Trading securities                             11,432     229,268          0                                          240,700
  Customer accounts receivable, net                   0                          138,583      462,370                   600,953
  Other accounts receivable                      10,381      10,375     83,414   133,082      108,009        (8,735)    336,526
  Accrued unbilled revenues                           0                                       245,213                   245,213
  Materials & supplies:                                                                                                       0
    Plant and general                                 0                           18,145      145,167                   163,312
    Fossil fuel                                       0                                        67,403                    67,403
  Mortgage loans in warehouse                         0      88,229                                                      88,229
  Other                                          17,558      27,318     34,353     1,136      134,759        (6,050)    209,074
                                                 61,634     395,278    192,553   439,443    1,198,933       (14,785)  2,273,056

Investments
  Investment in affiliates and partnerships   5,551,543     189,337    210,999     3,710                 (5,551,581)    404,008
  Inter-company advances                        332,498                                                    (332,498)          0
  Available for sale securities                      58     189,735                1,015                                190,808
  Nuclear decommissioning trust funds                                                         569,107                   569,107
  Loans receivable, net                                     944,391     14,623                                          959,014
  Investment in real estate                                 101,487                                                     101,487
  Other                                           2,232     128,703     50,535       449       38,301       (28,659)    191,561
                                              5,886,331   1,553,653    276,157     5,174      607,408    (5,912,738)  2,415,985

Property, Plant and Equipment                    65,934      51,977  1,507,445 2,221,451   15,648,519        23,942  19,519,268
  Less accumulated depreciation
   and amortization                              15,631      16,265    439,748    83,945    6,429,351         1,696   6,986,636
                                                 50,303      35,712  1,067,697 2,137,506    9,219,168        22,246  12,532,632

Deferred Charges & Other Assets
 Regulatory assets                                    0                                       776,648                   776,648
 Goodwill                                             0     101,250     27,394 1,803,403                              1,932,047
 Other                                           21,880      57,241     47,543     5,967      151,230       (21,483)    262,378
                                                 21,880     158,491     74,937 1,809,370      927,878       (21,483)  2,971,073

TOTAL ASSETS                                  $6,020,148 $2,143,134 $1,611,344 $4,391,493 $11,953,387   ($5,926,760)$20,192,746

DOMINION RESOURCES, INC., CONSOLIDATING BALANCE SHEET, DECEMBER 31, 1997 (thousands)                  Exhibit A
                                                                                                      Page 3 of 13

LIABILITIES AND                                                                          VIRGINIA     INTERCO.
STOCKHOLDERS' EQUITY                          DRI       DCI         DEI        DOMUK     POWER        ELIMIN.       CONSOL.
Current
  Securities due within one year                 $1,153    $934,127    $19,860  $324,907     $333,500            $0  $1,613,547
  Short-term debt                               103,415                 45,414                226,224                   375,053
  Accounts payable, trade                         7,407       5,598     45,347   177,714      452,007        (8,735)    679,338
  Accrued interest                                1,939      10,086     11,900    68,963       95,141        (2,955)    185,074
  Accrued taxes                                       0       6,496     12,387    76,043        7,410                   102,336
  Customer deposits                                   0                                        44,567                    44,567
  Severance costs accrued                             0                                                                       0
  Accrued payroll                                     0                                       107,174                   107,174
  Other                                          18,979      15,470     16,985   319,262      154,158        (6,240)    518,614
                                                132,893     971,777    151,893   966,889    1,420,181       (17,930)  3,625,703
Long-Term Debt
  Inter-company borrowings                                  200,884    129,924         0                   (330,808)          0
  Virginia Power                                      0                                     3,514,577                 3,514,577
   East Midlands                                      0                        2,675,290                     (1,690)  2,673,600
  Nonrecourse-nonregulated                       18,611     365,957    323,315                                          707,883
  Other                                         557,732                                                    (257,732)    300,000
                                                576,343     566,841    453,239 2,675,290    3,514,577      (590,230)  7,196,060
Deferred Credits and Other Liabilities
  Deferred income taxes                           6,736      61,829     98,543   244,302    1,607,040             0   2,018,450
  Investment tax credits                              0                                       238,370                   238,370
  Other                                            (379)      8,838     13,658   363,003      233,146       (21,469)    596,797
                                                  6,357      70,667    112,201   607,305    2,078,556       (21,469)  2,853,617
Total liabilities                               715,593   1,609,285    717,333 4,249,484    7,013,314      (629,629) 13,675,380
  Minority interest                                   0                397,231     5,646                                402,877

Preferred Stock Subject to                            0
   Manadatory Redemption                                                                      180,000                   180,000
Preferred Stock Not Subject to                        0
   Manadatory Redemption                                                                      509,014                   509,014
Preferred Securities of Subsidiary Trusts       250,000                                       135,000                   385,000

Stockholders' Equity
  Common stock                                3,681,336           8        208              2,737,407    (2,745,355)  3,673,604
  Other paid-in capital                          16,226     475,394    456,372   254,257       16,887    (1,202,910)     16,226
  Accumulated translation adjustments           (10,660)                (9,410)   (1,250)                    10,660     (10,660)
  Allowance on marketable                             0                                                                       0
   securities                                     7,269       6,908        420                               (7,328)      7,269
  Retained earnings                           1,360,384      51,539     49,190  (116,644)   1,361,765    (1,352,198)  1,354,036
                                              5,054,555     533,849    496,780   136,363    4,116,059    (5,297,131)  5,040,475
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                          $6,020,148 $2,143,134 $1,611,344 $4,391,493 $11,953,387   ($5,926,760)$20,192,746

                                                                                                      Exhibit A
                                                                                                      Page 4 of 13
DOMINION RESOURCES, INC., CONSOLIDATING STATEMENT OF RETAINED EARNINGS, DECEMBER 31, 1997
(thousands)

                                                                                         VIRGINIA
                                              DRI       DCI         DEI        DOMUK     POWER        ELIMINATIONS  CONSOL.
Retained earnings at
   Janaury 1, 1997                            $1,441,009    $50,282    $53,982     ($315)  $1,308,383   ($1,415,453) $1,437,888

Net income                                      398,404      45,062     45,001  (109,748)     433,360      (412,868)    399,211

Dividends                                      (478,021)    (43,129)   (48,265)   (6,581)    (379,871)      477,846    (478,021)

Other                                            (1,008)       (676)    (1,528)                  (107)       (1,723)     (5,042)

Retained earnings at
    December 31, 1997                         $1,360,384    $51,539    $49,190 ($116,644)  $1,361,765   ($1,352,198) $1,354,036

Dominion Capital, Inc.                                                                                Exhibit A
Consolidating Statement of Income                                                                     Page 5 of 13
Year To Date December 31, 1997
(In Thousands)

                                              Financial Real Estate        DCI
                                               Services     Vidalia Consolidated
Operating Revenues and Income                  $249,550     $46,132   $295,682
Expenses:
Interest Charges                                 75,798      15,948     91,746
Real Estate Operations                                0       7,812      7,812
Cost of Sales                                     1,681      19,537     21,218
Depreciation & Amortization                      15,734       1,757     17,492
Administrative and General                       88,683       3,428     92,110
Total Expenses                                  181,896      48,482    230,378
Income Before Provision
     For Income Taxes                            67,654      (2,350)    65,304
Provision for Income Tax                         19,960         282     20,242
Net Income (Loss)                                47,694      (2,632)    45,062
Retained Earnings at Beg of Year                 67,346     (17,740)    49,606
Net Income (Loss)                                47,694      (2,632)    45,062
Dividends Paid                                  (43,129)          0    (43,129)
Retained Earnings at End of Year                $71,911    ($20,372)   $51,539

Dominion Capital, Inc.                                                                                Exhibit A
Consolidating Balance Sheet                                                                           Page 6 of 13
As of December 31, 1997
(In thousands)

                                              Financial Real Estate        DCI
                                               Services     Vidalia Consolidated
ASSETS:
Cash and Equivalents                            $37,018      $3,069    $40,088
Interest and Dividends Receivable                13,721      11,089     24,809
Income Tax Benefit                                    0           0          0
Short Term Marketable Securities                229,268           0    229,268
Loans Receivable                                932,185           0    932,185
Mortgage Loans                                   88,229           0     88,229
Other                                             8,227       4,657     12,884
Current Assets                                1,308,648      18,815  1,327,463
Investment in Subsidiaries                            0           0          0
Notes Receivable - Intercompany                       0          (0)        (0)
Investment in Available for Sale Securities     189,735           0    189,735
Inv In Real Estate                               28,600      72,887    101,487
Other                                            98,366     231,880    330,246
Investments                                     316,701     304,767    621,468
Property, Plant and Equipment                    27,691      24,286     51,977
Accum Deprec PP&E                               (11,661)     (4,604)   (16,265)
Net Property, Plant and Equipment                16,030      19,682     35,712
Deferred Charges and Other Assets               153,147       5,344    158,491
Total Assets                                  $1,794,526   $348,608 $2,143,134

Dominion Capital, Inc.                                                                                Exhibit A
Consolidating Balance Sheet                                                                           Page 7 of 13
As of December 31, 1997
(In thousands)

                                              Financial Real Estate        DCI
                                               Services     Vidalia Consolidated
LIABILITIES & SHAREHOLDERS' EQUITY:
Current Portion of Long Term Debt              $750,094    $184,032   $934,125
Accrued Interest Payable                          7,272       2,815     10,087
Accrued Taxes                                     1,188       5,308      6,496
Other                                            16,662       4,405     21,067
Total Current Liabilities                       775,216     196,560    971,775
Borrowings - Intercompany                       162,100      38,783    200,884
Other                                           321,379      44,579    365,959
Long Term Debt                                  483,479      83,363    566,842
Deferred Income Taxes                            21,403      40,427     61,829
Other                                             6,530       2,309      8,839
Deferred Credits & Other Liabilities             27,932      42,736     70,668
Total Liabilities                             1,286,627     322,658  1,609,285
Common Stock                                          8           0          8
Paid In Capital                                 429,072      46,322    475,394
Allowance on Marketable Securities                6,908           0      6,908
Retained Earnings                                71,911     (20,372)    51,539
Total Shareholder's Equity                      507,899      25,950    533,849
Total Liabilities & Shareholder's Equity      $1,794,526   $348,608 $2,143,134

DOMINION ENERGY, INC                                                                                  Exhibit A
CONSOLIDATING INCOME STATEMENT                                                                        Page 8 of 13
YEAR-TO-DATE ENDED DECEMBER 31, 1997
(thousands)
                                                        COMBINED    COMBINED   COMBINED
                                                        DOMESTIC    FOREIGN    OIL AND                CONSOLIDATED
                                              DEI       COGEN       COGEN      GAS       ELIMINATIONS DEI
Revenues:                                       $81,887      $9,965   $163,155  $153,461     ($75,672)     $332,796
                                                 81,887       9,965    163,155   153,461      (75,672)      332,796

Operating Expenses:
Operating expenses                                                      68,163    46,970         (979)      114,154
Contractual services                             (1,342)        198      1,423     2,536                      2,815
Administrative and general                       21,529       2,974     11,962    11,621                     48,086
Depreciation and amortization                    (1,377)      1,928     26,281    58,216                     85,048
Total Operating Expenses                         18,810       5,100    107,829   119,343         (979)      250,103
Operating Income                                 63,077       4,865     55,326    34,118      (74,693)       82,693

Other Income (Expenses):
Interest charges                                 28,091       2,500     12,626    12,989      (21,302)       34,904
Other income                                    (21,353)     (5,942)   (16,415)   (2,015)      20,134       (25,591)
Other expenses                                   18,626                  2,494                               21,120
Other taxes                                         476         233      4,011     6,557                     11,277
                                                 25,840      (3,209)     2,716    17,531       (1,168)       41,710

Income before provision for income taxes         37,237       8,074     52,610    16,587      (73,525)       40,983
Provision for income taxes                       (7,764)      1,278    (25,659)  (18,449)                   (50,594)
Minority interest                                                       34,290       142       12,144        46,576
Net income                                       45,001       6,796     43,979    34,894      (85,669)       45,001

Retained earnings at Jan 1, 1997                 52,422      10,029     16,839    86,991     (112,299)       53,982
Net income                                       45,001       6,796     43,979    34,894      (85,669)       45,001
Dividends                                       (48,265)        175                              (175)      (48,265)
Other                                                32                   (521)     (512)        (527)       (1,528)
Retained earnings at Dec 31, 1997               $49,190     $17,000    $60,297  $121,373    ($198,670)      $49,190

DOMINION ENERGY, INC                                                                                  Exhibit A
CONSOLIDATING BALANCE SHEET                                                                           Page 9 of 13
DECEMBER 31, 1997 (thousands)
                                                        COMBINED    COMBINED   COMBINED
                                                        DOMESTIC    FOREIGN    OIL AND                CONSOLIDATED
ASSETS                                        DEI       COGEN       COGEN      GAS       ELIMINATIONS DEI
Current Assets
Cash and cash equivalents                          $447        $196    $65,802    $8,341                    $74,786
Accounts receivable                              19,126       8,680     23,902    49,496      (17,790)       83,414
Natural gas advances                                                              15,059                     15,059
Inventory                                                                7,855     3,338                     11,193
Other                                             1,781          81      2,834     3,405                      8,101
                                                 21,354       8,957    100,393    79,639      (17,790)      192,553

Investments
Investment in subsidiaries                      586,307                                      (586,307)            0
Investment in unconsolidated entities            83,690     111,923               15,386                    210,999
Intercompany advances                           305,036      15,439               21,924     (327,776)       14,623
Other                                               480       3,238     45,767     1,050                     50,535
                                                975,513     130,600     45,767    38,360     (914,083)      276,157

Properties, Plant and Equipment                   1,915                921,990   583,540                  1,507,445
Less:  accumulated dep, depl and amort            1,034                247,860   190,854                    439,748
                                                    881           0    674,130   392,686            0     1,067,697

Deferred Charges and Other Assets
Other                                                92                 60,699    14,146                     74,937
                                                     92           0     60,699    14,146            0        74,937

Total assets                                   $997,840    $139,557   $880,989  $524,831    ($931,873)   $1,611,344

DOMINION ENERGY, INC                                                                                  Exhibit A
CONSOLIDATING BALANCE SHEET                                                                           Page 10 of 13
DECEMBER 31, 1997 (thousands)
                                                        COMBINED    COMBINED   COMBINED
                                                        DOMESTIC    FOREIGN    OIL AND                CONSOLIDATED
LIABILITIES                                   DEI       COGEN       COGEN      GAS       ELIMINATIONS DEI
Current Liabilities
Accounts payable                                    $848         $20     $8,405   $39,463      -$3,391       $45,345
Short-term debt                                                         57,950                (12,536)       45,414
Securities due within one year                   15,000                  4,860                               19,860
Accrued interest                                  7,115         169      3,754     3,380       (2,518)       11,900
Accrued taxes                                     3,297        (399)     6,702     2,787                     12,387
Other                                             7,778         695      4,881     3,633                     16,987
                                                 34,038         485     86,552    49,263      (18,445)      151,893

Long-term Debt
Intercompany borrowings                         166,771      49,448     38,623   216,993     (341,909)      129,926
Other                                           255,000                 60,370     7,943                    323,313
                                                421,771      49,448     98,993   224,936     (341,909)      453,239

Deferred Credits and Other Liab
Deferred income taxes                            44,877       6,006    (13,006)   60,666                     98,543
Other                                               374       7,444        817     5,023                     13,658
                                                 45,251      13,450    (12,189)   65,689            0       112,201

Total liabilities                               501,060      63,383    173,356   339,888     (360,354)      717,333

Minority interest                                     0           0    258,895     1,249      137,087       397,231

COMMON STOCKHOLDER'S EQUITY
Common stock                                        208      35,015     58,825         0      (93,840)          208
Other paid-in capital                           456,371      24,509    347,439    62,220     (434,168)      456,371
Valuation allowance                                 420                              420         (420)          420
Translation adjustments                          (9,409)               (17,823)     (320)      18,143        (9,409)
Retained earnings                                49,190      16,650     60,297   121,374     (198,321)       49,190
Total Common Stockholder's Equity               496,780      76,174    448,738   183,694     (708,606)      496,780
Total Liab. & Stockholder's Equity             $997,840    $139,557   $880,989  $524,831    ($931,873)   $1,611,344

DOMINION U.K. HOLDING. INC.                                                                           Exhibit A
CONSOLIDATING STATEMENT OF INCOME                                                                     Page 11 of 13
YEAR-TO-DATE ENDED DECEMBER 1997
(thousands)
                                                                                                      Dominion U.K.
                                                        Dominion               DR Group               Holding, Inc.
                                              DOMUK     Energy - U.KDEI U.K.   Holdings  Eliminations Consolidated
OPERATING REVENUES                                   $0          $0         $0 $1,970,130                $1,970,130

OPERATING EXPENSES
  Supply and distribution                                                      1,466,088                  1,466,088
  Other operation and maintenance                                                126,128                    126,128
  Depreciation, depletion & amortization                                         131,275                    131,275
Total operating expenses                                                       1,723,491                  1,723,491

Operating income                                                                 246,639                    246,639

OTHER INCOME AND EXPENSES
  Other income                                 (109,748)         81         82    10,853      109,585        10,853
  Windfall profits tax                                                          (156,641)                  (156,641)
Total other income                             (109,748)         81         82  (145,788)     109,585      (145,788)

Income before interest charges and
  income taxes                                 (109,748)         81         82   100,851      109,585       100,851
Interest charges                                                                 189,446                    189,446
Income before provision for income taxes
   and minority interests                      (109,748)         81         82   (88,595)     109,585       (88,595)
Provision for income taxes                                                        21,153                     21,153
Minority interests                                                                     0                          0
                                                                               .                      .
Net income                                     (109,748)         81         82  (109,748)     109,585      (109,748)

Retained earnings at January 1, 1997               (315)          0          0      (315)         315          (315)
Net Income                                     (109,748)         81         82  (109,748)     109,585      (109,748)
Dividends                                        (6,581)                                                     (6,581)
Retained earnings at December 31, 1997        ($116,644)        $81        $82 ($110,063)    $109,900     ($116,644)

DOMINION U.K. HOLDING, INC.                                                                           Exhibit A
BALANCE SHEET - Form U-3A-2                                                                           Page 12 of 13
Dececember 31, 1997
(thousands)
                                                                                         DR                         Dominion U.K.
                                                        Dominion U.KDominion             Group                      Holding, Inc.
ASSETS                                                  Holding, IncEnergy - UKDEI - UK  Holdings     Eliminations  Consolidated
Current
   Cash and cash equivalents                                     $0         $0        $0     $148,497            $0    $148,497
   Stocks & work-in-progress                                                                   18,145                    18,145
   Interest receivable                                                                            973                       973
   Taxes receivable                                                         81              82                              163
   Trade debtors                                                                              138,583                   138,583
   Other debtors                                                                              133,082                   133,082
                                                                  0         81        82      439,280             0     439,443

Investments
   Associated companies                                     138,053     26,357   221,797        3,710      (386,207)      3,710
   Due from parent                                                         606       606                     (1,212)          0
   Marketable securities                                                                        1,015                     1,015
   Other investments                                                                              449                       449
                                                            138,053     26,963   222,403        5,174      (387,419)      5,174

Fixed Assets
   At cost                                                                                  2,221,451                 2,221,451
   Accumulated depreciation                                                                   (83,945)                  (83,945)
                                                                  0          0         0    2,137,506             0   2,137,506

Deferred Charges and Other Assets
   Deferred charges                                                                             5,967                     5,967
   Goodwill                                                                                 1,803,403                 1,803,403
                                                                  0          0         0    1,809,370             0   1,809,370

TOTAL ASSETS                                               $138,053    $27,044  $222,485   $4,391,330     ($387,419) $4,391,493

DOMINION U.K. HOLDING, INC.                                                                           Exhibit A
BALANCE SHEET - Form U-3A-2                                                                           Page 13 of 13
Dececember 31, 1997
(thousands)
                                                                                         DR
LIABILITIES AND                                         Dominion U.KDominion             Group
SHAREHOLDERS' EQUITY                                    Holding, IncEnergy - UKDEI - UK  Holdings     Eliminations  Consol.
Current
   Interest payable                                              $0         $0        $0      $68,963            $0     $68,963
   Trade payables                                                                             177,714                   177,714
   Tax payable                                                                                 76,043                    76,043
   Provisions                                                                                 155,396                   155,396
   Other liabilities                                                                          165,078        (1,212)    163,866
                                                                  0          0         0      643,194        (1,212)    641,982

Long-Term Debt
   Long-term debt                                                                           2,726,579                 2,726,579
   Other borrowings                                           1,690                           271,928                   273,618
                                                              1,690          0         0    2,998,507             0   3,000,197

Deferred Taxes and Other Liabilties
  Deferred taxes                                                                              244,302                   244,302
  Other liabilties                                                                            363,003                   363,003
                                                                  0          0         0      607,305             0     607,305

Minority Interest                                                                              33,768       (28,122)      5,646

Shareholders' Equity
   Share capital                                                                              219,869      (219,869)          0
   Paid in capital                                          254,257     26,963   222,403                   (249,366)    254,257
   Translation adjustment                                    (1,250)                           (1,250)        1,250      (1,250)
   Retained earnings                                       (116,644)        81        82     (110,063)      109,900    (116,644)
                                                            136,363     27,044   222,485      108,556      (358,085)    136,363

TOTAL LIABILITIES
AND SHAREHOLDER'S EQUITY                                   $138,053    $27,044  $222,485   $4,391,330     ($387,419) $4,391,493






                EXHIBIT B.  Financial Data Schedule

  If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

      Item No.           Caption Heading              Amount
                                                  (Millions)
         1               Total Assets                $20,193
         2               Total Operating Revenue       7,678
         3               Net Income                      399





                             EXHIBIT C


  An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                       ORGANIZATIONAL CHART

  DOMINION RESOURCES, INC.
     DOMINION ENERGY, INC.                               100%
       Dominion Energy Services Company, Inc.            100%
       Dominion Energy Central America, Inc.             100%
          Belize Electric Company Limited                 95%
       Dominion Generating S.A.                       99.916%
          Patagonia Holding S.A.                         100%
            Hidroelectrica Cerros Colorados S.A.          59%
          A.V. Holding S.A.                               60%
            Central Termica Alto Valle S.A.               90%
       Dominion Management Argentina S.A.             99.916%
       Inversiones Dominion Bolivia S.A.                 100%
          Empresa Electrica Corani S.A.                   50%
       Inversiones Dominion Peru S.A.                     51%
       Dominion Energy Peru Holdings, Inc.               100%
          Inversiones Dominion Peru S.A.                97.6%
            EGENOR S.A.                                   60%
     DOMINION U.K. HOLDING, INC.                         100%
       East Midlands Electricity plc                     100%